Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2023

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2023	December 31, 2022
CURRENT ASSETS
Cash and cash equivalents	4	2,581,882	2,475,863
Short-term investments	4	3,243,455	2,959,135
Trade accounts receivable	5	5,999,188	4,999,004
Inventories	6	17,184,069	17,817,585
Tax credits		2,027,593	1,392,417
Income and social contribution taxes recoverable		657,518	815,197
Dividends receivable		3,131	5,048
Fair value of derivatives	14	505	3,272
Other current assets		722,735	789,901
		32,420,076	31,257,422

NON-CURRENT ASSETS
Tax credits		1,011,041	511,547
Deferred income taxes		1,801,892	2,164,477
Judicial deposits	15	1,956,126	1,825,899
Other non-current assets		529,804	700,377
Prepaid pension cost		5,025	9,179
Investments in associates and joint ventures	8	4,613,352	3,896,518
Goodwill	10	11,338,240	11,634,464
Leasing		1,026,836	960,876
Other Intangibles		455,179	415,159
Property, plant and equipment, net		20,589,037	20,422,734
		43,326,532	42,541,230

TOTAL ASSETS		75,746,608	73,798,652

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2023	December 31, 2022
CURRENT LIABILITIES
Trade accounts payable - domestic market	11	4,914,971	4,241,819
Trade accounts payable - debtor risk	11	677,572	653,085
Trade accounts payable - imports	11	1,261,079	1,724,019
Short-term debt	12	2,283,634	2,492,262
Debentures	13	678,516	628,886
Taxes payable		749,146	395,212
Income and social contribution taxes payable		507,387	497,243
Payroll and related liabilities		501,733	1,056,325
Leasing payable		295,664	275,934
Employee benefits		935	516
Environmental liabilities		219,054	262,018
Fair value of derivatives	14	5,849	19,056
Other current liabilities		935,802	1,216,206
		13,031,342	13,462,581

NON-CURRENT LIABILITIES
Long-term debt	12	8,500,326	8,687,355
Debentures	13	798,968	798,887
Related parties	16	24,255	24,890
Deferred income taxes		100,791	96,341
Provision for tax, civil and labor liabilities	15	2,071,128	2,026,003
Environmental liabilities		241,533	222,634
Employee benefits		865,312	893,378
Leasing payable		805,057	754,709
Other non-current liabilities		505,729	533,681
		13,913,099	14,037,878

EQUITY	17
Capital		20,215,343	19,249,181
Treasury stocks		(156,029)	(179,995)
Capital reserves		11,597	11,597
Retained earnings		24,085,266	22,172,561
Transactions with non-controlling interests without change of control		(2,904,670)	(2,904,670)
Other reserves		7,366,641	7,767,520
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		48,618,148	46,116,194

NON-CONTROLLING INTERESTS		184,019	181,999

EQUITY		48,802,167	46,298,193

TOTAL LIABILITIES AND EQUITY		75,746,608	73,798,652

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2023	March 31, 2022
NET SALES		18,872,303	20,330,491

Cost of sales	20	(15,243,628)	(15,149,489)

GROSS PROFIT		3,628,675	5,181,002

Selling expenses	20	(174,232)	(167,891)
General and administrative expenses	20	(363,807)	(326,416)
Other operating income	20	898,099	36,609
Other operating expenses	20	(45,738)	(18,970)
(Reversal) Impairment of financial assets	20	(4,514)	625
Equity in earnings of unconsolidated companies	8	353,954	308,568

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		4,292,437	5,013,527

Financial income	21	215,862	88,799
Financial expenses	21	(323,735)	(361,434)
Tax credits monetary update	21	253,002	-
Exchange variations, net	21	(189,728)	(241,789)
(Losses) Gains on financial instruments, net	21	(5,496)	11,030

INCOME BEFORE TAXES		4,242,342	4,510,133

Current	7	(665,544)	(891,056)
Deferred	7	(361,399)	(678,692)
Income and social contribution taxes		(1,026,943)	(1,569,748)

NET INCOME		3,215,399	2,940,385

ATTRIBUTABLE TO:
Owners of the parent		3,205,919	2,924,918
Non-controlling interests		9,480	15,467
		3,215,399	2,940,385

Basic earnings per share - preferred - (R$)	18	1.83	1.63
Basic earnings per share - common - (R$)	18	1.83	1.63

Diluted earnings per share - preferred - (R$)	18	1.82	1.62
Diluted earnings per share - common - (R$)	18	1.82	1.62

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2023	March 31, 2022
Net income for the period	3,215,399	2,940,385
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	173,461	(316,438)
Cumulative translation adjustment	(701,478)	(3,712,799)
Recycling of cumulative translation adjustment to net income	-	13,239
Unrealized Gains on net investment hedge	129,992	1,115,178
Unrealized Gains on financial instruments, net of tax	639	7,039
	(397,386)	(2,893,781)

Total comprehensive income for the period, net of tax	2,818,013	46,604

Total comprehensive income attributable to:
Owners of the parent	2,811,566	47,972
Non-controlling interests	6,447	(1,368)
	2,818,013	46,604

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company's interest
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non-controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension plan	Long term incentive plan	Total parent company's interest	Non-controlling interests	Total Shareholder's Equity
Balance as of January 1, 2022	19,249,181	(152,409)	11,597	1,665,280	1,255,020	14,918,194	-	(2,870,825)	(9,567,216)	(12,127)	18,250,052	(165,547)	23,082	42,604,282	211,367	42,815,649
2022 Changes in Equity
Net income	-	-	-	-	-	-	2,924,918	-	-	-	-	-	-	2,924,918	15,467	2,940,385
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	1,115,178	7,039	(3,999,163)	-	-	(2,876,946)	(16,835)	(2,893,781)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	2,924,918	-	1,115,178	7,039	(3,999,163)	-	-	47,972	(1,368)	46,604
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(23,393)	(23,393)	(16)	(23,409)
Long term incentive plan exercised during the period	-	19,240	-	-	-	21,818	-	-	-	-	-	-	-	41,058	10	41,068
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,660)	(1,660)
Dividend in excess of the minimum estatutory undistributed in 2021	-	-	-	-	-	-	(341,555)	-	-	-	-	-	-	(341,555)	-	(341,555)
Dividends/interest on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(446)	(446)
Balance as of March 31, 2022 (Note 17)	19,249,181	(133,169)	11,597	1,665,280	1,255,020	14,940,012	2,583,363	(2,870,825)	(8,452,038)	(5,088)	14,250,889	(165,547)	(311)	42,328,364	207,887	42,536,251

Balance as of January 1, 2023	19,249,181	(179,995)	11,597	2,210,531	1,775,498	18,186,532	-	(2,904,670)	(9,079,070)	(12,734)	16,725,542	80,117	53,665	46,116,194	181,999	46,298,193
2023 Changes in Equity
Net income	-	-	-	-	-	-	3,205,919	-	-	-	-	-	-	3,205,919	9,480	3,215,399
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	129,992	639	(524,984)	-	-	(394,353)	(3,033)	(397,386)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	3,205,919	-	129,992	639	(524,984)	-	-	2,811,566	6,447	2,818,013
Increase in Capital through capitalization of Retained earnings	966,162	-	-	-	-	(966,162)	-	-	-	-	-	-	-	-	-	-
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(6,526)	(6,526)	(25)	(6,551)
Long term incentive plan exercised during the period	-	23,966	-	-	-	6,099	-	-	-	-	-	-	-	30,065	16	30,081
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,915)	(3,915)
Dividend in excess of the minimum estatutory undistributed in 2022	-	-	-	-	-	-	(333,151)	-	-	-	-	-	-	(333,151)	-	(333,151)
Dividends/interest on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(503)	(503)
Balance as of March 31, 2023 (Note 17)	20,215,343	(156,029)	11,597	2,210,531	1,775,498	17,226,469	2,872,768	(2,904,670)	(8,949,078)	(12,095)	16,200,558	80,117	47,139	48,618,148	184,019	48,802,167

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2023	March 31, 2022
Cash flows from operating activities
Net income for the period		3,215,399	2,940,385
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	20	714,775	658,811
Equity in earnings of unconsolidated companies	8	(353,954)	(308,568)
Exchange variation, net	21	189,728	241,789
Gains and losses on derivative financial instruments, net	21	5,496	(11,030)
Post-employment benefits		75,291	70,450
Long-term incentive plans		37,304	17,675
Income tax	7	1,026,943	1,569,748
Losses (Gains) on disposal of property, plant and equipment		957	(4,358)
(Reversal) Impairment of financial assets		4,514	(625)
Provision of tax, civil, labor and environmental liabilities, net		45,242	8,129
Tax credits recovery	15.V	(1,098,218)	-
Interest income on short-term investments		(146,962)	(58,407)
Interest expense on debt and debentures	21	203,920	246,053
(Reversal) Provision for net realizable value adjustment in inventory, net	6	(16,165)	1,994
		3,904,270	5,372,046
Changes in assets and liabilities
Increase in trade accounts receivable		(1,126,895)	(1,901,646)
Decrease (Increase) in inventories		312,453	(810,492)
Increase in trade accounts payable		258,980	856,369
Increase in other receivables		(130,218)	(33,849)
Decrease in other payables		(807,644)	(701,973)
Dividends from associates and joint ventures		59,499	2,683
Purchases of short-term investments		(1,372,722)	(1,047,478)
Proceeds from maturities and sales of short-term investments		1,149,000	1,016,895
Cash provided by operating activities		2,246,723	2,752,555

Interest paid on loans and financing		(78,331)	(104,637)
Interest paid on lease liabilities		(20,818)	(19,131)
Income and social contribution taxes paid		(183,888)	(308,556)
Net cash provided by operating activities		1,963,686	2,320,231

Cash flows from investing activities
Purchases of property, plant and equipment	9	(954,348)	(592,857)
Proceeds from sales of property, plant and equipment, investments and other intangibles		5,490	13,267
Additions in other intangibles		(27,661)	(36,214)
Capital increase in joint ventures	8	(96,653)	-
Net cash used in investing activities		(1,073,172)	(615,804)

Cash flows from financing activities
Dividends and interest on capital paid		(332,253)	(340,583)
Proceeds from loans and financing		118,392	295,154
Repayment of loans and financing		(413,311)	(196,664)
Leasing payment		(91,592)	(71,687)
Intercompany loans, net		(635)	(738)
Net cash used by financing activities		(719,399)	(314,518)

Exchange variation on cash and cash equivalents		(65,096)	(655,402)

Increase in cash and cash equivalents		106,019	734,507
Cash and cash equivalents at beginning of period		2,475,863	4,160,654
Cash and cash equivalents at end of period		2,581,882	4,895,161

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on May 2, 2023.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Condensed Consolidated Interim Financial Statements for the three-month period ended on March 31, 2023 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2022, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2022.

2.2 – New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2023 had no impact on the Company's Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2024 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

- Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback. It clarifies aspects to be considered in the accounting treatment of an asset transfer in a sale. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2024. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 1 – Non-current Liabilities with Covenants. It clarifies aspects of separate classifications in the balance sheet of current and non-current assets and liabilities, establishing the presentation based on liquidity when it provides information that is reliable and more relevant. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2024. The Company does not expect material impacts on its Financial Statements.

NOTE 3 – CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on March 31, 2023, when compared to those existing on December 31, 2022.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

3.2 - Joint Ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)
Joint ventures	Country	March 31, 2023	December 31, 2022
Bradley Steel Processors	Canada	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	75.00	75.00
Gerdau Metaldom Corp.	Dominican Rep.	50.00	50.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	58.73
Diaco S.A.	Colombia	49.87	49.87
Juntos Somos Mais Fidelização S.A.	Brazil	27.50	27.50
Addiante S.A	Brazil	50.00	50.00
Ubiratã Tecnologia S.A	Brazil	50.00	50.00
Brasil ao Cubo S.A. (Note 3.4)	Brazil	44.66	-
Newave Energia S.A. (Note 3.4)	Brazil	33.33	-

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

Although the Company owns more than 50% of Gerdau Corsa S.A.P.I. de C.V. and Gerdau Summit Aços Fundidos e Forjados S.A., it does not consolidate the financial statements of these joint venture entities, due to joint control agreements with the other shareholders that prevent the Company from controlling the decisions in conducting the joint venture’s business.

The Company presents the joint venture information in aggregate, since the investments in these entities are not individually material. The financial information of these joint ventures, accounted for under the equity method, is shown below:

	Joint ventures
Joint ventures	March 31, 2023	December 31, 2022
Cash and cash equivalents	1,298,979	948,019
Total current assets	5,669,128	5,358,394
Total non-current assets	5,746,271	4,817,960
Short-term debt	752,281	454,518
Total current liabilities	3,287,738	3,574,475
Long-term debt	802,910	921,164
Total non-current liabilities	1,096,176	1,232,537
Equity	7,031,485	5,369,343

	Joint ventures
	For the three-month period ended
Joint ventures	March 31, 2023	March 31, 2022
Net sales	3,681,289	3,879,143
Cost of sales	(2,929,961)	(3,158,066)
Income before financial income (expences) and taxes	654,644	613,386
Financial income	47,814	91,305
Financial expenses	(35,567)	(127,360)
Income and social contribution taxes	(173,867)	(156,562)
Net income	509,651	467,674
Depreciation and amortization	79,223	74,836
Other comprehensive income, net of tax	5,033	(9,401)
Total comprehensive income for the year, net of tax	514,683	458,274

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

3.3 — Associate company

Listed below is the interest in associate company:

		Equity interests
Associate company	Country	Total capital (*)
		March 31, 2023	December 31, 2022
Dona Francisca Energética S.A.	Brazil	51.82	51.82

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the financial statements of this associate because according to the associate by-laws it is necessary 65% of interest to control the company.

The summarized financial information of the associate company, accounted for under the equity method, is shown as follows:

	Associate company
Associate company	March 31, 2023	December 31, 2022
Cash and cash equivalents	14	12
Total current assets	10,544	10,148
Total non-current assets	161,393	165,267
Total current liabilities	17,955	22,374
Total non-current liabilities	27,727	31,266
Equity	126,256	121,776

	Associate company
	For the three-month period ended
Associate company	March 31, 2023	March 31, 2022
Net sales	16,315	16,314
Cost of sales	(8,318)	(6,872)
Income before financial income (expences) and taxes	6,245	9,083
Financial income	161	342
Financial expenses	(1,352)	(1,667)
Income and social contribution taxes	(575)	(640)
Net income	4,479	7,119
Depreciation and amortization	3,037	2,109
Total comprehensive income for the year, net of tax	4,479	7,119

3.4 — Acquisition of Joint Ventures

I) On January 10, 2023, the Company converted into equity interest a convertible loan with the Brasil ao Cubo S.A. in the amount of R$ 141 million. On the same date, the Company also acquired some shareholdings from the original shareholders in the amount of R$ 37 million and, as a result of these operations, became the holder of 44.66% of the total capital of this company. Brasil ao Cubo S.A. operates in the construction of buildings, the manufacture of metallic structures, the manufacture of metal frames, the manufacture of locksmith articles, with the exception of frames, retail trade of construction materials in general and engineering services.

II) On March 15, 2023, the Company’s subsidiary Gerdau Next S.A. (“Gerdau Next”) and Fundo Newave Energia I Advisory Fundo de Investimento em Participações Multiestratégia (“NW Capital”), signed an agreement for the subscription of an equity interest in the share capital of Newave Energia S.A. (“Newave”) by Gerdau Next and NW Capital, in the proportions of 33.33% and 66.67%, respectively. In this first phase of the transaction, Gerdau Next subscribed R$ 500 million, which must be paid in up to 18 months, according to capital calls and conditions and provided that the conditions related to the capital contributions agreed with Newave are met. The operation aims to generate greater cost competitiveness in the steel business and provide the Company with a clean energy supply and strives to achieve the carbon emission reduction targets set by the Company. On March 31, 2023, the amount paid in by the Company is R$ 20 million.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 4 – CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2023	December 31, 2022
Cash	11,628	11,957
Banks and immediately available investments	2,570,254	2,463,906
Cash and cash equivalents	2,581,882	2,475,863

Immediately available investments include investments with maturity up to 90 days, immediate liquidity and low risk of fair value variation.

Short-term investments

	March 31, 2023	December 31, 2022
Short-term investments	3,243,455	2,959,135

Short-term investments include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 – ACCOUNTS RECEIVABLE

	March 31, 2023	December 31, 2022
Trade accounts receivable - in Brazil	2,915,160	2,641,881
Trade accounts receivable - exports from Brazil	275,398	262,306
Trade accounts receivable - foreign subsidiaries	2,900,057	2,187,404
(-) Impairment of financial assets	(91,427)	(92,587)
	5,999,188	4,999,004

Accounts receivable by aging are as follows:

	March 31, 2023	December 31, 2022
Current	5,354,770	4,303,352
Past-due:
Up to 30 days	616,526	629,018
From 31 to 60 days	48,276	50,587
From 61 to 90 days	28,463	37,065
From 91 to 180 days	10,749	24,627
From 181 to 360 days	4,746	18,934
Above 360 days	27,085	28,008
(-) Impairment on financial assets	(91,427)	(92,587)
	5,999,188	4,999,004

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 6 - INVENTORIES

	March 31, 2023	December 31, 2022
Finished products	7,550,874	7,942,003
Work in progress	4,309,236	4,480,989
Raw materials	3,104,912	3,257,362
Storeroom supplies	1,378,143	1,349,130
Imports in transit	871,756	835,598
(-) Allowance for adjustments to net realizable value	(30,852)	(47,497)
	17,184,069	17,817,585

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2022	(3,375)
Provision for the year	(56,441)
Reversal of adjustments to net realizable value	12,598
Exchange rate variation	(279)
Balance as of December 31, 2022	(47,497)
Provision for the year	(1,315)
Reversal of adjustments to net realizable value	17,480
Exchange rate variation	480
Balance as of March 31, 2023	(30,852)

NOTE 7 – INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on March 31, 2023 and 2022. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	March 31, 2023	March 31, 2022
Income before income taxes	4,242,342	4,510,133
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(1,442,396)	(1,533,445)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	146,017	(165,340)
- Equity in earnings of unconsolidated companies	120,344	104,913
- Deferred tax assets not recognized	(4,137)	2,547
- Interests on tax lawsuits*	93,089	7,489
- Interest on equity	169	149
- Tax credits and incentives	6,619	11,347
- Other permanent differences, net	53,352	2,592
Income and social contribution taxes	(1,026,943)	(1,569,748)
Current	(665,544)	(891,056)
Deferred	(361,399)	(678,692)

* On September 24, 2021, the Federal Supreme Court finalized the judgment of Topic 962, deciding unanimously that the IR and CS levy was not due on the amounts related to interests (Selic rate) on tax lawsuits. Thus, the effects of such judgment were considered to the tax calculation applied to the interests recorded in the period, related to the tax credit arising from the final and unappealable decision of the actions that discussed the inclusion of ICMS in the PIS/COFINS calculation basis.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Tax Assets not booked:

The Company did not recognize a portion of tax assets regarding tax losses and negative social contribution from some operations in Brazil in the amount of R$ 239,156 (R$ 239,989 on December 31, 2022), which do not have an expiration date. The subsidiaries abroad had R$ 1,070,014 (R$ 1,105,130 as of December 31, 2022) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 302,858 (R$ 334,475 as of December 31, 2022), which expire at various dates between 2023 and 2044.

NOTE 8 – INVESTMENTS

	Investments in North America	Investments in South America	Investments in Special Steel	Others	Total
Balance as of January 01, 2022	1,871,275	1,071,333	251,668	146,499	3,340,775
Equity in earnings	884,437	277,108	9,243	(18,961)	1,151,827
Cumulative Translation Adjustment	(76,795)	(127,099)	(414)	(1,284)	(205,592)
Capital increase	-	-	-	35,001	35,001
Dividends/Interest on equity	(250,680)	(160,572)	(3,684)	(10,557)	(425,493)
Balance as of December 31, 2022	2,428,237	1,060,770	256,813	150,698	3,896,518
Equity in earnings	276,473	81,452	(2,850)	(1,121)	353,954
Cumulative Translation Adjustment	172,240	(9,075)	698	9,598	173,461
Capital increase	-	-	-	60,000	60,000
Conversion of intercompany loan into equity interest	-	-	-	141,070	141,070
Acquisition of equity interest	-	-	-	36,653	36,653
Negative goodwill in acquisition of equity interest	-	-	-	11,195	11,195
Dividends/Interest on equity	(59,499)	-	-	-	(59,499)
Balance as of March 31, 2023	2,817,451	1,133,147	254,661	408,093	4,613,352

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment – during the three-month period ended on March 31, 2023, acquisitions amounted to R$ 954,348 (R$ 592,857 as of March 31, 2022), and disposals amounted to R$ 6,447 (R$ 10,482 as of March 31, 2022).

b) Capitalized borrowing costs – borrowing costs capitalized during the three-month period ended on March 31, 2023 amounted to R$ 24,069 (R$ 7,927 as of March 31, 2022).

c) Guarantees – no property, plant and equipment were pledged as collateral for loans and financing on March 31, 2023 and December 31, 2022.

NOTE 10 – GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2022	23,340,880	(10,913,353)	12,427,527
(+/-) Foreign exchange effect	(1,595,333)	802,270	(793,063)
Balance as of Dedember 31, 2022	21,745,547	(10,111,083)	11,634,464
(+/-) Foreign exchange effect	(497,112)	200,888	(296,224)
Balance as of March 31, 2023	21,248,435	(9,910,195)	11,338,240

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The amounts of goodwill by segment are as follows:

	March 31, 2023	December 31, 2022
Brazil	373,135	373,135
Special Steels	3,743,153	3,844,314
North America	7,221,952	7,417,015
	11,338,240	11,634,464

NOTE 11 – TRADE ACCOUNTS PAYABLE

	March 31, 2023	December 31, 2022
Trade accounts payable - domestic market	4,914,971	4,241,819
Trade accounts payable - debtor risk	677,572	653,085
Trade accounts payable - imports	1,261,079	1,724,019
	6,853,622	6,618,923

Under “Trade Accounts Payable - Domestic Market”, the Company presents balances payable arising from the acquisition of goods and services in the domestic markets of each of the countries where the Company and its subsidiaries operate.

The Company has contracts with financial institutions in order to allow its suppliers to anticipate their receivables through an operation called “Trade Accounts Payable – Debtor Risk”. In this operation, suppliers can transfer, at their discretion, the right to receive the securities to a financial institution, which, in turn, becomes the holder of the rights of the suppliers' receivables. The average discount rate on risk transactions carried out by our suppliers with financial institutions in Brazil and with subsidiaries in the United States was based on market conditions. The transfer of the right to receive the Company's securities, at the supplier's discretion, does not result in a relevant change in the payment term, nor does it imply the payment of interest by the Company, as the financial cost of such transfer is the responsibility of the supplier.

The balances presented as “Trade Accounts Payable - Imports” substantially refer to the purchase of coal and other raw materials abroad, where in commercial transactions the supplier may require the issuance of a letter of credit or similar risk mitigation instrument to ship the products. On March 31, 2023, contracts negotiated via letter of credit had a payment term of up to 180 days and rates that also varied, depending on market conditions.

The Company permanently monitors the composition of the portfolio and the conditions established with suppliers, which have not undergone significant changes in relation to what had been practiced historically.

NOTE 12 – LOANS AND FINANCING

Loans and financing are as follows:

	March 31, 2023	December 31, 2022
Ten/Thirty Years Bonds	8,350,238	8,514,787
Other financing	2,433,722	2,664,830
Total financing	10,783,960	11,179,617
Current	2,283,634	2,492,262
Non-current	8,500,326	8,687,355

Principal amount of the financing	10,538,277	11,029,354
Interest amount of the financing	245,683	150,263
Total financing	10,783,960	11,179,617

(*) Weighted average effective interest costs on March 31, 2023, which in a consolidated basis represents 6.45% p.a.

Loans and financing, denominated in Reais, are substantially adjusted at a fixed rate or indexed to the CDI (Interbank Deposit Certificates).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Summary of loans and financing by currency:

	March 31, 2023	December 31, 2022
Brazilian Real (R$)	1,309,712	1,273,180
U.S. Dollar (US$)	8,991,396	9,581,266
Other currencies	482,852	325,171
	10,783,960	11,179,617

The amortization schedules of long-term loans and financing are as follows:

	March 31, 2023	December 31, 2022
2024(*)	809,098	809,098
2025	406,718	410,840
2026	7,206	10,410
2027	2,271,780	2,236,582
2028 on	5,005,524	5,220,425
	8,500,326	8,687,355

(*) For the period as of March 31, 2023, the amounts represents payments from April 1, 2024 to December 31, 2024.

a) Credit Lines

In September 2022, the Company completed the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4,445 million as of March 31, 2023). The transaction aims to provide liquidity to operations in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in September 2027. As of March 31, 2023, no amount of this credit line was used.

The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial ratios. Non-financial performance clauses have been complied with.

NOTE 13 – DEBENTURES

		Quantity as of March 31, 2023
Issuance	General Meeting	Issued	Held in treasury	Maturity	March 31, 2023	December 31, 2022
14th	August, 26, 2014	20,000	20,000	08/30/2024	-	-
16th - A	April, 25, 2019	600,000	-	05/06/2023	633,284	612,159
16th - B	April, 25, 2019	800,000	-	05/06/2026	844,200	815,614
Total Consolidated					1,477,484	1,427,773

Current					678,516	628,886
Non-current					798,968	798,887

Maturities of long-term amounts are as follows:

	March 31, 2023	December 31, 2022
2026	798,968	798,887
	798,968	798,887

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

The average notional interest rate was 3.43% and 2.57% for the three-month period ended on March 31, 2023 and March 31, 2022, respectively.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed through market strategies discussed and shared with senior management and in accordance with internal guidelines and control systems for exposure limits to them. All financial instruments are recorded in the accounting books and presented as short-term investments, trade accounts receivable, trade accounts payable – domestic market, trade accounts payable – debtor risk, trade accounts payable - imports, loans and financing, debentures, related parties, fair value of derivatives, obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are intended to protect the Company against exchange rate fluctuations on foreign currency loans, interest rate and commodity prices fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

b) Fair Value — the Fair Value of the financial instruments is as follows:

	March 31, 2023		December 31, 2022
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	3,243,455	3,243,455	2,959,135	2,959,135
Trade accounts receivable	5,999,188	5,999,188	4,999,004	4,999,004
Fair value of derivatives	505	505	3,272	3,272
Other current assets	722,735	722,735	789,901	789,901
Other non-current assets	529,804	529,804	700,377	700,377
Liabilities
Trade accounts payable - domestic market	4,914,971	4,914,971	4,241,819	4,241,819
Trade accounts payable - debtor risk	677,572	677,572	653,085	653,085
Trade accounts payable - imports	1,261,079	1,261,079	1,724,019	1,724,019
Loans and Financing	10,783,960	10,782,955	11,179,617	11,267,779
Debentures	1,477,484	1,465,433	1,427,773	1,421,187
Related parties	24,255	24,255	24,890	24,890
Fair value of derivatives	5,849	5,849	19,056	19,056
Other current liabilities	935,802	935,802	1,216,206	1,216,206
Other non current liabilities	505,729	505,729	533,681	533,681

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 14.g.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets. Furthermore, the Company may contract derivatives in order to reduce this risk.

Interest rate risk: this risk arises from the effects of fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like SOFR and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may contract derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding financial investments, the Company only carries out transactions with first-rate institutions and with low credit risk, as assessed by rating agencies and risk mitigation parameters defined in the Company's internal guidelines.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 12 and 13). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Equity (Note 17). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	Less or equal to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income
Assumptions	Percentage of change	March 31, 2023	March 31, 2022
Foreign currency sensitivity analysis	5%	69,854	85,712
Interest rate sensitivity analysis	10 bps	28,793	48,256
Sensitivity analysis of changes in prices of products sold	1%	188,723	203,305
Sensitivity analysis of changes in raw material and commodity prices	1%	114,566	115,876
Sensitivity analysis of currency forward contracts	5%	5,767	728
Commodity contracts	5%	1,010	18,862

Foreign currency sensitivity analysis: As of March 31, 2023, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable - imports (also including the variation between the Argentinian Peso and the Dollar). In this analysis, if the Real/Argentinian Peso appreciates against the Dollar, this would represent a gain of R$ 69,854 (R$ 85,712 as of March 31, 2022). If the Real/Argentinian Peso depreciates against the Dollar, this would represent an expense of the same amount.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 28,793 as of March 31, 2023 (R$ 48,256 as of March 31, 2022) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the year ended on March 31, 2023, totals R$ 188,723 (R$ 203,305 as of March 31, 2022) and the variation in the price of raw materials and other inputs totals R$ 114,566 as of March 31, 2023 (R$ 115,876 as of March 31, 2022). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: the Company has exposure to dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the Dollar against the Brazilian Real/Argentinian Peso, and its effects on the mark to market of these derivatives. A 5% increase in the Dollar against the Real/Argentinian Peso represents an income of R$ 5,767 as of March 31, 2023 (R$ 728 as of March 31, 2022) and a 5% decrease in the Dollar against the Real/Argentinian Peso represents an expense of the same amount. Forward contracts in Dollar/Real/Argentinian Peso were intended to cover asset and liability positions in Dollars and the effects of the mark to market of these contracts were recorded in the Consolidated Statement of Income. Dollar forward contracts to which the Company is exposed are presented in note 14.e.

Sensitivity analysis of commodity forward contracts: the Company has exposure to Commodity forward contracts (coal, natural gas and nickel) for some of its liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the price of the commodity, and its effects on the mark to market of these derivatives. A 5% increase in the price of the commodity represents an income of R$ 1,010 as of March 31, 2023 (R$ 18,862 as of March 31, 2022), and a 5% decrease in the price of the commodity represents an expense of the same amount. Coal forward contracts were intended to cover liability positions and the mark to market effects of these contracts were recorded in the Consolidated Statement of Income. Commodity forward contracts to which the Company is exposed are presented in Note 14.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2023 Assets	Financial asset at amortized cost	Financial asset at fair value through profit or loss	Total
Short-term investments	-	3,243,455	3,243,455
Trade accounts receivable	5,999,188	-	5,999,188
Fair value of derivatives	-	505	505
Other current assets	722,735	-	722,735
Other non-current assets	529,804	-	529,804
Total	7,251,727	3,243,960	10,495,687
Financial income (expenses) for the three-month period ended on March 31, 2023	279,008	152,509	431,517

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	4,914,971	4,914,971
Trade accounts payable - debtor risk	-	677,572	677,572
Trade accounts payable - imports	-	1,261,079	1,261,079
Loans and financing	-	10,783,960	10,783,960
Debentures	-	1,477,484	1,477,484
Related parties	-	24,255	24,255
Fair value of derivatives	5,849	-	5,849
Other current liabilities	-	935,802	935,802
Other non-current liabilities	-	505,729	505,729
Total	5,849	20,580,852	20,586,701
Financial income (expenses) for the three-month period ended on March 31, 2023	(4,959)	(476,653)	(481,612)

December 31, 2022 Assets	Financial asset at amortized cost	Financial asset at fair value through profit or loss	Total
Short-term investments	-	2,959,135	2,959,135
Trade accounts receivable	4,999,004	-	4,999,004
Fair value of derivatives	-	3,272	3,272
Other current assets	789,901	-	789,901
Other non-current assets	559,389	140,988	700,377
Total	6,348,294	3,103,395	9,451,689
Financial income (expenses) for the three-month period ended on March 31, 2022	(293,159)	82,351	(210,808)

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	4,241,819	4,241,819
Trade accounts payable - debtor risk	-	653,085	653,085
Trade accounts payable - imports	-	1,724,019	1,724,019
Loans and financing	-	11,179,617	11,179,617
Debentures	-	1,427,773	1,427,773
Related parties	-	24,890	24,890
Fair value of derivatives	19,056	-	19,056
Other current liabilities	-	1,216,206	1,216,206
Other non-current liabilities	-	533,681	533,681
Total	19,056	21,001,090	21,020,146
Financial income (expenses) for the three-month period ended on March 31, 2022	(8,702)	(283,884)	(292,586)

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Financial Risk Management Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include: interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Currency forward contracts: The Company contracted forward contract operations, through which it receives a fixed dollar amount and pays a fixed Argentinian peso amount, both in local currency. Counterparties are always top-tier financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Currency forward contracts

Maturity in 2023	buyed in US$	US$ 23.2 milhões	US$ 30.9 milhões	457	-	2,620	17,950

Commodity contracts
Maturity in 2023/2024	buyed in US$	US$ 4.6 milhões	US$ 2.4 milhões	48	3,272	3,229	1,106

Total fair value of financial instruments				505	3,272	5,849	19,056

Fair value of derivatives	March 31, 2023	December 31, 2022
Current assets	505	3,272
	505	3,272
Fair value of derivatives
Current liabilities	5,849	19,056
	5,849	19,056

Net Income	March 31, 2023	December 31, 2022
Gains on financial instruments	458	11,030
Losses on financial instruments	(5,954)	-
	(5,497)	11,030
Other comprehensive income
Gains on financial instruments	639	7,039
	639	7,039

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts on the amount of US$ 1.1 billion (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount R$ 129,992 for the three-month period ended on March 31, 2023 (gain of R$ 1,115,178 for the three-month period ended on March 31, 2022).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

g) Measurement of fair value:

IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three-level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of March 31, 2023, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2023 and December 31, 2022, are as follows:

	Fair Value Measurements at Reporting Date Using
	Balance per financial statements		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Current assets
Short-term investments	3,243,455	2,959,135	3,243,455	2,959,135
Fair value of derivatives	505	3,272	505	3,272
Other current assets	722,735	789,901	722,735	789,901

Non-current assets
Other non-current assets	529,804	700,377	529,804	700,377
	4,496,499	4,452,685	4,496,499	4,452,685

Current liabilities
Short-term debt	2,283,634	2,492,262	2,283,634	2,492,262
Debentures	678,516	628,886	678,516	628,886
Fair value of derivatives	5,849	19,056	5,849	19,056
Other current liabilities	935,802	1,216,206	935,802	1,216,206

Non-current liabilities
Long-term debt	8,500,326	8,687,355	8,500,326	8,687,355
Debentures	798,968	798,887	798,968	798,887
Related parties	24,255	24,890	24,255	24,890
Other non-current liabilities	505,729	533,681	505,729	533,681
	13,733,079	14,401,223	13,733,079	14,401,223

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

h) Changes in liabilities from Cash flow from financing activities:

The Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	January 01, 2022	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March, 31, 2022
Related Parties, net	21,970	(738)	-	-	(1)	21,231
Leasing payable	918,365	(71,687)	(19,131)	19,131	70,452	917,130
Loans and Financing, Debentures and Fair value of derivatives	14,036,447	98,490	(104,637)	246,053	(1,519,281)	12,757,072

		Cash effects		Non-cash effects
	December 31, 2022	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March 31, 2023
Related Parties, net	24,890	(635)	-	-	-	24,255
Leasing payable	1,030,643	(91,592)	(20,818)	20,818	161,670	1,100,721
Loans and Financing, Debentures and Fair value of derivatives	12,623,174	(294,919)	(78,331)	203,920	(187,056)	12,266,788

NOTE 15 – TAX, CIVIL AND LABOR CLAIMS AND CONTINGENT ASSETS

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax, civil and labor matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The balances of provisions are as follows:

I) Provisions

	March 31, 2023	December 31, 2022
a) Tax provisions	1,564,969	1,530,040
b) Labor provisions	471,005	463,452
c) Civil provisions	35,154	32,511
	2,071,128	2,026,003

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, Income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The changes in the tax, civil and labor provisions are shown below:

	March 31, 2023	December 31, 2022
Balance at the beginning of the year	2,026,003	1,741,026
(+) Additions	52,375	385,662
(+) Monetary correction	43,834	194,170
(-) Reversal of accrued amounts	(50,967)	(293,536)
(+) Foreign exchange effect on provisions in foreign currency	(117)	(1,319)
Balance at the end of period	2,071,128	2,026,003

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 578,462.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 447,456; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,891,232, (iii) social security contributions in the total of R$ 142,365 and (iv) other taxes, whose updated total amount is currently R$ 818,970.

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through "Prepayment of Exports Agreements "(PPE) or" Advance Export Receipt "(RAE), in the updated amount of R$ 1,600,433, of which: (i) R$ 935,575 correspond to six lawsuits of the subsidiary Gerdau Aços Longos S.A. that are processed in the administrative sphere where, currently, four lawsuits are at the first instance of the Administrative Board of Tax Appeals (CARF) awaiting the judgment of the Voluntary Appeals filed by the Company, one lawsuit in which, in a recent judgment, the Special Appeal filed by the Company was granted, pending the definitive filing of the process, and, finally, another lawsuit that are in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of Special Appeals filed by the Company; and (ii) R$ 664,458 correspond to three lawsuits of Gerdau S.A., of which two processes are in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of Special Resources and Appeal filed, and one lawsuit that is currently at the Administrative Board of Tax Appeals (CARF) for judgment of the Voluntary Appeal filed by the Company.

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Income Tax (IRPJ) and Social Contribution (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 524,480, of which: (i) R$ 27,945 corresponds to a process in which the opposite Declaration Embargoes were rejected against the decision that granted the official appeal in favor of the National Treasury, and the Special Appeal filed by the Company is pending of judgment; (ii) R$239,677 correspond to a lawsuit in which the Company had its Voluntary Appeal granted at the Administrative Board of Tax Appeals (CARF), pending analysis of the Special Appeal filed by the National Treasury Attorney's Office; (iii) R$ 88,072 correspond to a lawsuit in which the Company had its challenge partially provided and filed a Voluntary Appeal with the Administrative Board of Tax Appeals (CARF), recently upheld, pending analysis of the Special Appeal filed by the National Treasury Attorney's Office; and (iv) R$ 168,785 correspond to a lawsuit whose Opposition presented by the Company was partially accepted by the Federal Revenue Judgment Office (DRJ), with the Voluntary Appeal lodged pending of judgment at the Administrative Board of Tax Appeals (CARF).

a.5) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau are parties to judicial proceedings relating to IRPJ — Income Tax and CSLL — Social Contribution, in the current amount of R$ 1,373,524. Such lawsuits relate to profits generated abroad, of which: (i) R$ 1,131,089 corresponds to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau. One of the lawsuits is pending at the lower court, awaiting judgment of the Tax Enforcement Embargoes filed by the Company, and another is pending at the Federal Regional Court of the 4th Region, where the motion for clarification opposed against the decision that unanimously granted the appeal filed by Gerdau, to extinguish the Tax Execution and dismissed the Federal Government's appeal, is pending of judgment; and (ii) R$ 242,435 correspond to a lawsuit involving Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), in which a decision was recently handed down granting the Embargoes of Tax Enforcement opposed by the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.6) Gerdau S.A. (by itself and as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Income tax - IRPJ and Social Contribution - CSLL. The updated total amount of the assessments amounts to R$ 8,876,810, of which: (i) R$ 5,838,948 correspond to four lawsuits of Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., whose administrative discussion has already ended and are currently in the process of judicial collection, with the companies offering judicial guarantees, under precautionary measures, through Guarantee Insurance, and initiated the legal discussions of Embargoes to Execution, in the respective lawsuits, and in the Embargoes to Execution filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), on April 8, 2021, in a judgment made at the Federal Regional Court of the 4th Region, the appeal filed by the National Treasury was dismissed, maintaining the sentence that dismissed the tax assessment, being pending of judgment the special and extraordinary appeals filed by the National Treasury; and also, in the Embargoes to Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.), the appeal filed by the National Treasury against the sentence that is pending of judgment by the Regional Federal Court of the 2nd Region that dismissed the tax assessment; (ii) R$ 349,767 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended and is under judicial discussion, and the appeal is pending of judgment by the Regional Federal Court of the 2nd Region filed by the National Treasury against the sentence that upheld the Embargoes to Execution and acknowledged the non-substantiation of the tax assessment; (iii) R$ 325,549 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has ended is under judicial discussion, in which is pending of judgment the appeal filed by the Company against the sentence that dismissed its Embargoes to Tax Enforcement; (iv) R$ 5,688 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which the administrative discussion has ended, and it is being processed in the lower court awaiting judgment in the Embargoes to Tax Enforcement filed by the Company; (v) R$ 91,346 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., whose administrative discussion ended, and is currently under judicial discussion, in which are pending of judgement the appeals lodged by the parties against the sentence that upheld the Embargoes on Tax Execution; (vi) R$ 150,660 corresponds to a lawsuit filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), whose administrative discussion has ended, and which will be forwarded shortly for judicial collection and will be discussed in the context of Embargoes on Tax Execution to be opportunely opposed by the Company; (vii) R$ 196,202 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which is at the Superior Chamber of Tax Appeals (CSRF) of CARF to judge the Special Appeals filed by the Company and the National Treasury; (viii) R$ 121,761 corresponds to a lawsuit filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), which is at the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (ix) R$ 636,773 correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which, in a recent judgment, the Voluntary Appeal filed by the Company was partially granted, pending publication of the respective judgment; (x) R$ 559,912 pending before the first instance of the Administrative Board of Tax Appeals (CARF), which awaits judgment of the Voluntary Appeal filed by the Company; (xi) R$ 158,967 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item "vii" above, and which is currently in the judicial collection phase, being pending of judgment the appeal filed against the judgment that dismissed the Embargoes to Tax Enforcement filed by the Company; and (xii) R$ 441,235 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vii” above, and that it is currently in the judicial collection stage, pending judgment at the Federal Regional Court of the 2nd Region the appeals filed by the Company and the National Treasury against the sentence that upheld the Embargoes to Execution and recognized the non-substantiation of the credits object of the tax enforcement.

The Company's tax advisors confirm that the procedures adopted by the Company regarding the tax treatment of profits earned abroad and the goodwill amortization, which led to the aforementioned lawsuits, have complied with the strict legality and, therefore, these lawsuits are classified as possible loss (but not likely).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Brazilian federal authorities and the judiciary branch are investigating certain issues relating to Administrative Board of Tax Appeals (CARF) proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.  The Company previously disclosed that, in addition to its interactions with Brazilian authorities, the Company was providing information requested by the U.S. Securities and Exchange Commission (“SEC”).  The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters. The Company believes it is not possible at this time to predict the term or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

Neither the Company, its controlling shareholders, board members and executive officers are part of any ongoing criminal publicly disclosed investigations, procedures or legal actions associated to the investigations made by the Brazilian federal authorities and judiciary branch related to CARF proceedings and political contributions made by the Company.

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed, and their respective appeals were also rejected by the Federal Regional Court of the 1st Region.

Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court, after admissibility judgment, the appeal to the Superior Court of Justice was admitted and well as substitution of the guarantee offered by insurance guarantee in a decision of October 8, 2019.

In the same order in which the Vice president Judge gave suspensive effect to the Special Appeal, in order to change the guarantee, the Extraordinary Appeal was dismissed, on the grounds of violation of res judicata with recognized general repercussion. Against this decision, the Company filed an Internal Appeal for the TRF1 Plenary, which was dismissed.

In a unanimous vote, the STJ annulled the fine and recognized that there was no due process of law, as CADE would have concluded without the necessary study of the market and the facts (Cf. STJ, REsp n.º 1.979.138 - DF (2021/0405949-3), Judge Benedito Gonçalves).

The STJ's decision is subject to appeal by the Brazilian government and Gerdau will continue to seek all appropriate legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 577,534. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 931,211. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2023	December 31, 2022
Tax	1,722,258	1,603,136
Labor	70,978	67,911
Civil	162,890	154,852
	1,956,126	1,825,899

The balance of tax judicial deposits as of March 31, 2023 includes the amount of R$ 1,546,815 which corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS and awaits termination of the lawsuits before the Brazilian courts in order to be returned to the Company.

The Company and its subsidiaries made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all the nine judicial proceedings, due to its general repercussion. Eight of these lawsuits already have a final favorable decision, and the gain was recognized when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices, as recognized in the final and unappealable decisions, and is preparing the documents to carry out the qualification of its credit and be able to start the compensation procedures and/or have already qualified before the Federal Revenue Service of Brazil. It is important to note that the Company still has a lawsuit for repetition of undue payments, which is awaiting the respective final and unappealable decision. In this lawsuit the Company seeks the recognition of R$ 683 million (R$ 643 million, net of related expenses) referring to credits prior to the filing of the lawsuit.

On May 13, 2021, the Federal Supreme Court ruled the Embargoes for Declaration that the National Treasury Attorney's Office had opposed, alleging that the Supreme Court's decision was silent on certain points, and requesting the modulation of the effects of the decision. In that judgment, the STF accepted, in part, the Embargoes for Declaration, to modulate the effects of the judgment whose production took place after March 15, 2017 (date on which RE No. 574.706 was judged), except for lawsuits or administrative proceedings filed up to that date, and rejected the embargoes regarding the allegation of omission, obscurity or contradiction and, in the point related to the ICMS excluded from the calculation basis of the PIS-COFINS contributions, it signed the understanding that it is the ICMS informed in the invoice. After this judgment, the concept of virtually certain for the purposes of the entry of economic benefits and recognition of the asset and the corresponding gain started to be demonstrated. Thus, even though there was no final and unappealable decision on two lawsuits that were pending of judgment, the Company recognized in 2021, with sufficient reliability, the amounts of tax credits to which it is entitled, referring to credits prior to the filing of the lawsuits.

The amounts recognized in the Company's results related to the recovery of credits arising from the ICMS in the tax base of PIS and COFINS lawsuits (net of related expenses) was R$ 1.2 billion in 2021, of which, R$ 393.3 million in the Other Operating Income line and R$ 788.7 million in the Tax Credits Monetary Update line

In 2020, due to the economic moment strongly impacted by the pandemic caused by COVID-19, as well as the fact that the procedural legislation expressly provides the equivalence of cash and guarantee insurance, the subsidiary Gerdau Aços Longos S.A. requested the replacement of the amounts deposited by it over the years regarding the Inclusion of ICMS in the tax base of PIS and COFINS for a guarantee insurance presented by the Company, in the amount of R$ 1.7 billion, which complies with all the requirements established by the PGFN (Attorney General of the National Treasury) and can be converted into income at any time, ensuring that the Public Treasury receives all the amounts that may eventually be due at the end of the process.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

In the lower court decision, therefore, there was a decision to release the funds deposited by the Company. The Public Treasury appealed to the Court and obtained a decision reversing the release of the amounts. The Company, then, filed a complaint to settle divergence between the decision handed down by Federal Judge, member of the 4th Specialized Panel of the Federal Regional Court of the 2nd Region, in the case files of process nº 50003743-37.2020.4.02.0000, and the jurisprudence of the Supreme Court (Theme nº 69). With an initially favorable injunction, the decision was later suspended to await the statement by the National Treasury regarding the fine for bad faith litigation applied to the Company. After the manifestation, which did not bring any additional element in relation to the fine for bad faith litigation applied, the Minister understood that the Complaint was not applicable due to the lack of exhaustion of ordinary channels.

The fine for bad faith litigation, applied due to the allegation of alleged attempt to mislead the Judiciary, was canceled by the Federal Regional Court of the 2nd Region, when it partially granted, unanimously, the interlocutory appeal filed by the Company. In December 2022, after judgment of the Declaration Embargoes opposed by the National Treasury, which upheld the favorable decision for the Company and the fine was definitively terminated.

IV) Eletrobras Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobras)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobras the possibility of anticipating this return through the conversion of those loans in shares of its own issuance.

Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers’ considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels. In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobras, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, default interest and other accessory amounts owed by Eletrobras due to the compulsory loans.

The Company maintain lawsuits pending before the Judiciary, dealing with the subject, with final and unappealable decisions on the merits, favorable to the Company. Regarding one of these processes, involving Gerdau S.A. and its subsidiary Seiva SA – Florestas e Indústrias, on November 25, 2020 a decision was issued that ratified the expert report prepared by the court expert appointed by the Court, establishing the amount to be received in favor of the companies. This decision was maintained by the Court of Justice of the State of Rio de Janeiro in judgment on August 10, 2021, and on September 10, 2021 Eletrobras made the judicial deposit/payment of the amount of the sentence determined by the Judiciary Branch of the State of Rio January, duly increased by interests and loss charges. Thus, considering the current procedural stage, the Company concludes that said asset, until then treated as contingent, due to uncertainties as to the term, form and amount that would be effectively paid and currently defined, fulfilled the accounting characteristics related to the entry of economic benefits, pursuant to paragraph 35 of IAS 37, which implied the recognition by the Company, in the 3rd quarter of 2021, of gain in the statement of income in the amount of R$ 1,391,280, net of fees and related expenses. The Company clarifies that on December 21, 2021 the entire amount was deposited in the Company's account, after the presentation of a guarantee insurance. The Company reinforces that the decision that fixed the amount due in favor of Gerdau was maintained in all instances of the Judiciary Branch of the State of Rio de Janeiro, having been rejected the request for suspension by the Superior Court of Justice – STJ; and that it takes care of definitive execution, based on a final judicial enforcement order, no longer subject to deconstitution of any nature before the Judiciary, leaving only appeals and measures with remote possibilities of acceptance, in view of its only delaying nature.

The other lawsuits pending before the Judiciary, dealing with this subject, with final and unappealable decisions on the merits, favorable to the Company, total approximately R$ 73 million.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

V) Other contingent assets

On February 2, 2023, Gerdau S.A. and its subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. were successful in a lawsuit of tax nature, regarding the right to PIS and COFINS credits on scrap purchases. Due to the final and unappealable decision of the court, which occurred on this date, Gerdau S.A. and its subsidiaries recognized a credit of R$ 828 million in the statement of income (principal minus legal fees recognized in the line of Other Operating Income, plus monetary restatement recognized in the Tax credits monetary update line and deducted from taxes recognized in the income and social contribution taxes line). This amount, until then disclosed as Other contingent assets, reached the level of virtually certain, resulting in the recognition of the asset in Tax credits, which is expected to be monetized within a period of up to 5 years.

NOTE 16 - RELATED-PARTY TRANSACTIONS

a)	Intercompany loans

	Maturity	March 31, 2023	December 31, 2022
Liabilities
Joint venture
Bradley Steel Processors Inc.	08/01/2023	(24,255)	(24,890)
		(24,255)	(24,890)

For the three-month period ended
	March 31, 2023	March 31, 2022
Net financial income (loss)	-	-

b)	Operations with related parties

During the three-month period ended on March 31, 2023, the Company, through its subsidiaries, performed commercial operations with some of its associate companies, joint ventures and other related parties in sales of R$ 285,158 (R$ 299,247 as of March 31, 2022) and purchases in the amount of R$ 29,998 as of March 31, 2023 (R$ 76,258 as of March 31, 2022). The net balance totals R$ 255,160 as of March 31, 2023 (R$ 222,989 as of March 31, 2022).

The Company and its subsidiaries have receivables from controlling shareholders, referring to the sale of property, in the amount of R$ 24,271. Additionally , the Company recorded revenues of R$ 213 in the three-month period ended on March 31, 2023 (R$ 225 on March 31, 2022), derived from rental agreement.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of March 31, 2023	Balance as of December 31, 2022
Gerdau Trade Inc.	Subsidiary	Financing Agreements	1,484,250	Apr-23	956,528	982,378
Gerdau Aços Longos S.A e Gerdau Açominas S.A	Subsidiary	Commercial Contract	59,644	Mar-24	50,644	50,644
Gerdau Aços Longos S.A e Gerdau Açominas S.A	Subsidiary	Commercial Contract	33,550	Mar-24	33,550	33,550
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	Nov-25	400,000	400,000
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	400,000	Sep-26	400,000	400,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	Sep-26	400,000	400,000
Gerdau Trade Inc.	Subsidiary	Financing Agreements	2,056,535	Oct-27	2,166,857	2,225,417
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	5,322,363	Set/27	655,211	629,255
GUSAP III LP.	Subsidiary	Financing Agreements	2,100,600	Jan-30	2,530,039	2,598,415
Gerdau Ameristeel US Inc.	Subsidiary	Financing Agreements	103,505	Oct-37	259,100	266,103
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	12,834	Jun-38	12,216	12,216
GTL Trade Finance Inc.	Subsidiary	Financing Agreements	1,117,100	Apr-44	2,443,891	2,509,938

c)	Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Euribor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d)	Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 10,750 for the three-month period ended on March 31, 2023 (R$ 8,262 for the three-month period ended on March 31, 2022).

The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 532 for the three-month period ended on March 31, 2023 (R$ 460 for the three-month period ended on March 31, 2022).

The cost of social charges, related to the management of the Company, totaled R$ 7,015 for the three-month period ended on March 31, 2023 (R$ 5,259 for the three-month period ended on March 31, 2022).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 7,987 during the three-month period ended on March 31, 2023 (R$ 3,963 for the three-month period ended on March 31, 2022).

e)	Convertible loan into equity interest

As described in Note 3.4, on January 10, 2023, the Company converted into equity interest a convertible loan contributed in the joint venture Brasil ao Cubo S.A. in the amount of R$ 141 million.

f)	Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 38,219 on March 31, 2023 (R$ 36,860 on December 31, 2022). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions have been presented in the Employee Benefit Note in the Company's annual Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 17 – EQUITY

a) Capital

The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliations of common and preferred outstanding shares are presented below:

	March 31, 2023		December 31, 2022
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,091,630,395	571,929,945	1,133,816,901
Acquisition of Treasury shares	-	-	-	(44,564,000)
Share bonus	28,596,497	54,691,436	-	-
Exercise of long-term incentive plan	-	2,242,130	-	2,377,494
Balance at the end of the period	600,526,442	1,148,563,961	571,929,945	1,091,630,395

As of March 31, 2023, 600,526,442 common shares and 1,156,540,608 preferred shares are subscribed and paid up, with a total capital of R$ 20,215,343 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	March 31, 2023*						December 31, 2022
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.**	585,793,846	97.5	0	0.0	585,793,846	33.3	557,898,901	97.5	0	0.0	557,898,901	33.3
Brazilian institutional investors	4,411,036	0.7	136,422,637	11.8	140,833,673	8.0	4,292,172	0.8	157,020,405	14.3	161,312,577	9.6
Foreign institutional investors	1,579,433	0.3	544,666,190	47.1	546,245,623	31.1	1,529,109	0.3	520,985,608	47.3	522,514,717	31.2
Other shareholders	8,742,127	1.5	467,475,134	40.4	476,217,261	27.1	8,209,763	1.4	413,624,382	37.6	421,834,145	25.2
Treasury stock	-	-	7,976,647	0.7	7,976,647	0.5	-	-	9,836,850	0.8	9,836,850	0.7
	600,526,442	100.0	1,156,540,608	100.0	1,757,067,050	100.0	571,929,945	100.0	1,101,467,245	100.0	1,673,397,190	100.0

* Balance as of March 31. 2023 includes share bonus.

** Metalurgica Gerdau S.A. is the controlling shareholder and Indac - Ind. e Com. S.A. (holding of Gerdau's family) is the utltimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury stocks are as follows:

	March 31, 2023		December 31, 2022
	Preferred shares	R$	Common shares	R$	Preferred shares	R$
Balance at the beginning of the period	9,836,850	179,995	1,697,538	557	12,214,344	151,852
Share buyback program	-	-	-	-	44,564,000	1,073,124
Long term incentive plan exercvised during the period	(2,242,130)	(23,966)	-	-	(2,377,494)	(21,452)
Cancellation of treasury stocks	-	-	(1,697,538)	(557)	(44,564,000)	(1,023,529)
Capital increase with share bonus	381,927	-	-	-	-	-
Balance at the end of the period	7,976,647	156,029	-	-	9,836,850	179,995

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 19.56 as of March 31, 2023.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

On May 4, 2022, the Board of Directors of Gerdau S.A., in accordance with the statutory provisions and pursuant to CVM Resolution No. 77, of March 29, 2022, approved the Share Buyback Program issued by the Company, which aims to: (i) maximize the generation of long-term value for its shareholders through an efficient management of the capital structure and meet the long-term incentive plan of the Company and its subsidiaries; (ii) holding in treasury; (iii) cancellation; or (iv) subsequent sale in the market. The quantity of shares to be acquired will be up to 55,000,000 preferred shares, representing approximately 5% of the outstanding preferred shares (GGBR4) and/or ADSs backed by preferred shares (GGB). The acquisition started on May 6, 2022, with a maximum duration period of 18 months. As of March 31, 2023, the Company had already acquired 44,564,000 preferred shares, representing the amount of R$ 1,073,124.

On November 8, 2022, the Company's Board of Directors approved the cancellation of 1,697,538 common shares and 44,564,000 preferred shares, with no par value, issued by the Company, without reducing the value of the Capital. Due to the deliberate cancellation of shares, the Company's capital is now divided into 571,929,945 common shares and 1,101,467,245 preferred shares, with no par value. Accordingly, Article 4 of the Company's Bylaws, which deals with the Capital have been adjusted.

On February 28, 2023, the Company's Board of Directors approved a capital increase of R$ 966,162 through the capitalization of part of the balance of the Retained earnings account - Investments and Working Capital reserve, with issuance, within the limit of the capital authorized by Art. 4, paragraph 1, of the Company's Bylaws, of 83,669,860 new shares, of which 28,596,497 are common shares and 55,073,363 are preferred shares, all book-entry, with no par value, distributed to shareholders as a bonus, in the proportion of one new share for every twenty shares of the same type held on March 31, 2023; increasing the Company's capital to R$ 20,215,343, divided into 1,757,067,050 shares, of which 600,526,442 are common shares and 1,156,540,608 are preferred shares, all book-entry and without par value.

c) Capital reserves — consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentives reserve — under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests — Corresponds to amounts recognized in equity from changes in non-controlling interests.

f) Other reserves - Include: gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, pension plan, cumulative translation adjustments and expenses of long-term incentive plans.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 18 – EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	March 31, 2023			March 31, 2022*
	Common	Preferred	Total	Common	Preferred	Total

	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	1,101,618	2,104,301	3,205,919	980,137	1,944,781	2,924,918

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	600,526,442	1,147,120,661		600,526,442	1,191,560,782

Earnings per share (in R$) – Basic	1.83	1.83		1.63	1.63

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every twenty shares of the same type, as detailed in Note 17.

Diluted

	For the three-month period ended on
	March 31, 2023	March 31, 2022*
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	2,104,301	1,944,781
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	7,503	4,538
	2,111,804	1,949,319

Net income allocated to common shareholders	1,101,618	980,137
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(7,503)	(4,538)

	1,094,115	975,599

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	600,526,442	600,526,442
Preferred Shares
Weighted-average number of preferred shares outstanding	1,147,120,661	1,191,560,782
Potential increase in number of preferred shares outstanding due to the long term incentive plan	11,984,328	8,335,276
Total	1,159,104,989	1,199,896,057

Earnings per share – Diluted (Common and Preferred Shares) - in R$	1.82	1.62

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every twenty shares of the same type, as detailed in Note 17.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 19 – LONG-TERM INCENTIVE PLANS

Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2022	8,534,567
Granted	5,922,879
Forfeited	(1,267,065)
Exercised	(2,377,494)
Balance on December 31, 2022	10,812,887
Granted	6,125,366
Share bonus	400,374
Forfeited	(1,404,829)
Exercised	(2,242,130)
Quantity on March 31, 2023	13,691,668

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date over the 3-year grace period for exercising each grant. The fair value of the options granted is equivalent to the fair value of the services rendered to the Company, being R$ 29.41 for the 2023 grant (R$ 27.25 for the 2022 grant). The vesting period for the year is 3 years for grants made from 2017 onwards. The cost of the long-term incentive plan recognized in income, in the three-month period ended on March 31, 2023, was R$ 37,304 (R$ 17,675 for the three-month period ended on March 31, 2022).

As of March 31, 2023 the Company has a total of 7,976,647 preferred shares in treasury and, according to note 17, these shares may be used for serving this plan.

NOTE 20 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended
	March 31, 2023	March 31, 2022
Depreciation and amortization	(714,775)	(658,811)
Labor expenses	(1,901,250)	(1,733,735)
Raw material and consumption material	(11,456,583)	(11,587,586)
Freight	(1,171,019)	(1,169,357)
Tax credits recovery / provision	845,216	-
Other expenses/income	(535,409)	(476,043)
	(14,933,820)	(15,625,532)

Classified as:
Cost of sales	(15,243,628)	(15,149,489)
Selling expenses	(174,232)	(167,891)
General and administrative expenses	(363,807)	(326,416)
Other operating income	898,099	36,609
Other operating expenses	(45,738)	(18,970)
Impairment of financial assets	(4,514)	625
	(14,933,820)	(15,625,532)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 21 – FINANCIAL INCOME

	For the three-month periods ended
	March 31, 2023	March 31, 2022
Income from short-term investments	153,047	62,619
Interest income and other financial incomes	62,815	26,180
Financial income total	215,862	88,799

Interest on debts	(203,920)	(246,053)
Monetary variation and other financial expenses	(119,815)	(115,381)
Financial expenses total	(323,735)	(361,434)

Exchange variations, net	(189,728)	(241,789)
Tax credits monetary update	253,002	-
Gains and Losses on derivatives, net	(5,496)	11,030
Financial result, net	(50,095)	(503,394)

NOTE 22 – SEGMENT REPORTING

Information by business segment:
	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Net sales	6,925,310	8,021,815	7,792,974	8,222,166	1,617,029	1,752,885	2,948,427	3,218,760	(411,437)	(885,135)	18,872,303	20,330,491
Cost of sales	(6,031,497)	(6,226,478)	(5,847,741)	(5,855,685)	(1,244,120)	(1,404,669)	(2,518,875)	(2,601,040)	398,605	938,383	(15,243,628)	(15,149,489)
Gross profit	893,813	1,795,337	1,945,233	2,366,481	372,909	348,216	429,552	617,720	(12,832)	53,248	3,628,675	5,181,002
Selling, general and administrative expenses	(202,434)	(181,123)	(145,865)	(150,329)	(38,334)	(36,342)	(68,862)	(60,664)	(82,544)	(65,849)	(538,039)	(494,307)
Other operating income (expenses)	(9,768)	5,496	(1,502)	2,027	1,031	5,418	7,253	2,616	855,347	2,082	852,361	17,639
Impairment of financial assets	(3,535)	(3,954)	(504)	482	(65)	(350)	56	4,447	(466)	-	(4,514)	625
Equity in earnings of unconsolidated companies	-	-	276,473	207,381	81,452	101,846	(2,850)	1,331	(1,121)	(1,990)	353,954	308,568
Operational income (Loss) before financial income (expenses) and taxes	678,076	1,615,756	2,073,835	2,426,042	416,993	418,788	365,149	565,450	758,384	(12,509)	4,292,437	5,013,527
Finacial result, net	(94,957)	(150,140)	30,490	(16,367)	(177,486)	(93,486)	(71,086)	(59,315)	262,944	(184,086)	(50,095)	(503,394)
Income (Loss) before taxes	583,119	1,465,616	2,104,325	2,409,675	239,507	325,302	294,063	506,135	1,021,328	(196,595)	4,242,342	4,510,133
Income and social contribution taxes	(156,584)	(367,742)	(434,577)	(514,790)	(61,275)	(79,613)	(72,523)	(124,656)	(301,984)	(482,947)	(1,026,943)	(1,569,748)
Net income (Loss)	426,535	1,097,874	1,669,748	1,894,885	178,232	245,689	221,540	381,479	719,344	(679,542)	3,215,399	2,940,385

Supplemental information:
Net sales between segments	52,120	568,115	33,892	22,136	-	-	43,968	27,329	281,457	267,555	411,437	885,135

Depreciation/amortization	382,378	332,210	142,595	152,493	60,789	48,367	126,712	125,741	2,301	-	714,775	658,811

	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Investments in associates and joint ventures	-	-	2,817,451	2,428,237	1,133,147	1,060,770	254,661	256,813	408,093	150,698	4,613,352	3,896,518
Total assets	25,041,169	25,664,151	23,162,700	21,767,488	7,423,518	7,488,279	13,165,244	13,193,959	6,953,977	5,684,775	75,746,608	73,798,652
Total liabilities	8,320,912	8,801,615	3,923,425	3,843,178	2,413,341	2,668,313	2,826,909	2,601,359	9,459,854	9,585,994	26,944,441	27,500,459

The main products by business segment are:

Brazil Operation: rebar, bars, wide flange beams, wires, plates, hot rolled plates, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, structural shapes, wide flange beams and billets.

South America Operation: rebar, bars, wires, wide flange beams and billets

Special Steel Operation: bars, wire rod, billets and blooms.

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Financial Statements. This column also includes amounts that are not part of operational results of a specific segment, such as Tax credits recovery, Tax credits monetary update, Selling, general and administrative expenses of corporate employees and the related income tax effects of these amounts, among others.

The Company's geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:
	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Consolidated
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Net sales	7,706,952	8,557,536	1,720,785	1,879,394	9,444,566	9,893,561	18,872,303	20,330,491

	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Total assets	32,183,325	31,628,514	10,221,817	9,895,251	33,341,466	32,274,887	75,746,608	73,798,652

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2023

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

IFRS requires the Company to disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to reach any conclusions about historical trends. Considering this scenario and considering that the information of revenue from external customers by product and service is not maintained by the Company on a consolidated basis and the cost to obtain this information would be excessive compared to the benefits of the information, the Company does not present revenue by product and service.

NOTE 23 – IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The impairment test of goodwill allocated to the business segments is carried out annually in December and it is anticipated if events or circumstances indicate that it is necessary. In the test carried out in the year 2022, the Company carried out a sensitivity analysis of the discount rate and perpetuity growth rate using the analysis of the scenario described above, given its potential impacts on cash flows, where an increase of 0.5% in the cash flow discount rate for each segment would result in an recoverable amount exceeding the carrying amount as shown below: a) North America: R$ 8,749 million; b) Special Steels: R$ 4,329 million; c) South America: R$ 953 million; and d) Brazil: R$ 2,306 million. On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount exceeding the book value as shown below: a) North America: R$ 9,161 million; b) Special Steels: R$ 4,586 million; c) South America: R$ 1,011 million; and d) Brazil: R$ 2,673 million.

The Company concluded that there are no indications that demand the performance of the impairment test of goodwill and other long-lived assets for the period ended on March 31, 2023.

The Company will maintain over 2023 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 24 - SUBSEQUENT EVENTS

I) On April 28, 2023, the Company proposed the anticipation of the mandatory minimum dividend on income of the current fiscal year, stipulated in its Bylaws, to be paid in the form of interest on equity, which will be calculated and credited on the shareholding interest owned on May 15, 2023, in the amount of R$ 892.0 million (R$ 0.51 per common and preferred share), with payment on May 29, 2023, which was submitted and approved by the Board of Directors on May 2, 2023.

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